Exhibit 1.1

March 19, 2019

PERSONAL AND CONFIDENTIAL

Mr. Dennis Lacey

CEO
Real Goods Solar, Inc.

110 16th Street
Suite 300
Denver, CO 80202

Dear Mr. Lacey:

This letter will confirm the understanding and agreement (the “Agreement”) between Dawson James Securities, Inc. (“DJS”) and Real Goods Solar, Inc. and its related and affiliated entities (the “Company”) as follows:

1.	Engagement: Subject to the terms set forth herein, the Company hereby engages DJS as its exclusive agent in the placement of approximately $10.0 million of one or more classes or series of securities (the “Securities”) of the Company to investors (the “Investors”) with an intended closing for a portion of the Securities on or before March 31, 2019. The Securities may take the form of common stock of the Company (the “Common Stock”), convertible debt, or other equity-linked securities or any combination thereof. Such placement shall be referred to as the “Transaction.” In the case all or a portion of the Securities consist of convertible debt, the intent is to procure a term sheet from a lead investor on or before March 31, 2019.

2.	DJS’s Role: DJS hereby accepts the engagement described herein and, in that connection, agrees to:

(a)	review any offering documents used in connection with the Transaction (the “Offering Documents”) describing the Company and the Securities;

(b)	review with the Company the Investors to whom the Offering Documents will be provided;

(c)	assist in the preparation of other communications to be used in placing the Securities, whether in the form of letter, circular, notice or otherwise; and

(d)	assist and advise the Company with respect to the negotiation of the sale of the Securities to the Investors.

3.	Term; Exclusivity: This engagement will commence on the date hereof and terminate on the date on which a party receives written notice from the other party of termination of this engagement. Subject to the terms hereof, during DJS’s engagement hereunder: (i) the Company will not, and will not permit its representatives to, other than in coordination with DJS, contact or solicit institutions, corporations or other entities as potential purchasers of the Securities and (ii) the Company will not pursue any equity or debt financing transaction which would be in lieu of a Transaction. Notwithstanding the foregoing the Company may engage in, or continue discussions with, or engage, other investment bankers, advisors or other parties related to Strategic Transactions (as defined below) and M&A related transactions. Either party may terminate this Agreement at any time upon 5 days prior notice at which the Company shall pay to DJS all fees earned and reimburse DJS for all expenses incurred, in accordance with Paragraph 7 hereof. The Company agrees to pay DJS any fees specified in Paragraph 7 during the time limitations specified herein. The Company agrees that this Paragraph 3 and the provisions relating to the payment of fees (Paragraph 7), reimbursement of expenses (Paragraph 7), indemnification and contribution (Paragraph 9), confidentiality (Paragraph 12), conflicts (Paragraph 16), independent contractor (Paragraph 15) and cost and attorney’s fees (Paragraph 18) will survive any termination of this Agreement. DJS may retain other brokers, dealers, agents or underwriters on its behalf in connection with a Transaction. DJS may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with such Transactions.

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

4.	Best Efforts: It is understood that DJS’s involvement in the Transaction is strictly on a reasonable best efforts basis and that the consummation of the Transaction will be subject to, among other things, market conditions. It is understood that DJS’s assistance in the Transaction will be subject to the satisfactory completion of such investigation and inquiry into the affairs of the Company as DJS deems appropriate under the circumstances (such investigation hereinafter to be referred to as “Due Diligence”) and to the receipt of all internal approvals of DJS in connection with the Transaction. DJS shall have the right in its sole discretion to terminate this Agreement if the outcome of the Due Diligence is not satisfactory to DJS or if approval of its internal committees is not obtained.

5.	Information: The Company shall furnish, or cause to be furnished, to DJS all information requested by DJS for the purpose of rendering services hereunder (all such information being the “Information”). In addition, the Company agrees to make available to DJS upon request from time to time the officers, directors, accountants, counsel and other advisors of the Company. The Company recognizes and confirms that DJS: (a) will use and rely on the Information, including the Offering Documents, and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (b) does not assume responsibility for the accuracy or completeness of the Offering Documents or the Information and such other information; and (c) will not make an appraisal of any of the assets or liabilities of the Company. Upon reasonable request, the Company will meet with DJS or its representatives to discuss all information relevant for disclosure in the Offering Documents and will cooperate in any investigation undertaken by DJS thereof, including any document included or incorporated by reference therein.

6.	Related Agreement:

(a)	If required by DJS, the Company shall enter into a Placement Agency Agreement with DJS that is substantially consistent with DJS’s standard form, modified as appropriate to reflect the terms of the Transaction and containing such terms, covenants, conditions, representations, warranties, and providing for the delivery of legal opinions, comfort letters and officers’ certificates, all in form and substance satisfactory to DJS and its counsel.

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

(b)	Unless the Transaction is an underwritten offering by DJS, the sale of Securities to any Investor will be evidenced by a purchase agreement (“Purchase Agreement”) between the Company and such Investor in a form reasonably satisfactory to the Company and DJS. Prior to the signing of any Purchase Agreement, officers of the Company with responsibility for financial affairs will be available to answer inquiries from prospective investors.

7.	Fees: As compensation for the services to be rendered by DJS hereunder, the Company will pay DJS the following fee (“Transaction Fee”):

(a)	A cash fee payable immediately upon the closing of the Transaction and equal to 7% of the aggregate gross proceeds raised in the Transaction.

(b)	For the sum of $100.00, sell to DJS or its designees at closing such number of warrants (the “DJS Warrants”) to purchase common stock equal to 8% of the aggregate number of common stock issued and issuable pursuant to the Transaction. The DJS Warrants shall have the same terms as the warrants (if any) issued to the purchasers in the Transaction except that the exercise price shall be 125% of the public offering price per share and the expiration date shall be 5 years from the closing of the Transaction. The Warrants will have a cashless exercise provision regardless if there is an effective registration statement, and the shares underlying the Warrants will have standard piggyback and demand registration rights.

(c)	Expenses. The Company agrees to reimburse DJS for: (a) DJS’s legal fees and expenses in connection with the Transaction in the amount of up to $15,000 (or up to $100,000 if DJS’ legal counsel drafts definitive Transaction documents); notwithstanding the foregoing, if in the event the Lead Investor’s counsel drafts definitive Transaction documents, then the Company shall pay the Lead Investor’s legal expenses if requested by the Lead Investor). The DJS legal fee retainer in the amount of $15,000 shall be payable to DJS’s counsel Ellenoff, Grossman & Schole LLP on the date hereof and the balance (if any) is payable on the closing , and (b) DJS’s reasonable out-of-pocket expenses in connection with the Transaction, including, without limitation, road show expenses (travel, accommodations, meals and entertainment), lucite transaction memorabilia, background checks and courier/postage expenses in the amount of up to $5,000, (provided, however, that such reimbursement amount in no way limits or impairs the indemnification and contribution provisions of this Agreement). In the event that this Agreement is terminated prior to the consummation of the Transaction, DJS shall be entitled to reimbursement of DJS’s actual expenses.

8.	Representations and Warranties: The Company agrees DJS may rely upon, and is a third-party beneficiary of, the representations and warranties, and applicable covenants, set forth in any agreements with Investors in the Transaction

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

9.	Indemnification:

a.	The Company will indemnify DJS and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this Agreement, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from DJS’s willful misconduct or gross negligence in performing the services described herein.

b.	Promptly after receipt by DJS of notice of any claim or the commencement of any action or proceeding with respect to which DJS is entitled to indemnity hereunder, DJS will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to DJS and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, DJS will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for DJS reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and DJS. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to local counsel. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of DJS, which will not be unreasonably withheld, conditioned or delayed.

c.	The Company agrees to notify DJS promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

d.	If for any reason the foregoing indemnity is unavailable to DJS or insufficient to hold DJS harmless, then the Company shall contribute to the amount paid or payable by DJS as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and DJS on the other, but also the relative fault of the Company on the one hand and DJS on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, DJS’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by DJS under this Agreement (excluding any amounts received as reimbursement of expenses incurred by DJS).

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

e.	The Company and DJS agree that the Arbitrator (as defined below) shall enforce the plain terms of this Indemnity and Reimbursement provision, notwithstanding any law or public policy to the contrary.

f.	These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this Agreement is completed and shall survive the termination of this Agreement and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement or otherwise.

10.	Governing Laws: This Agreement will be deemed to have been made and delivered in the State of Florida and both the binding provisions of this Agreement and the transactions contemplated hereby will be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of Florida, without regard to the conflict of laws principles thereof. Each of DJS and the Company: (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement and/or the transactions contemplated hereby will be instituted exclusively in the courts located in the county of Palm Beach, Florida; (ii) waives any objection which it may have or hereafter to the venue of any such suit, action or proceeding; and (iii) irrevocably consents to the jurisdiction of the courts located in the county of Palm Beach, Florida, in any such suit, action or proceeding. Each of DJS and the Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in such courts and agrees that service of process upon the Company mailed by certified mail to the Company’s address will be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding, and service of process upon DJS mailed by certified mail to DJS’s address will be deemed in every respect effective service process upon DJS, in any such suit, action or proceeding. Notwithstanding any provision of this Agreement to the contrary, the Company agrees that neither DJS nor its affiliates, and the respective officers, directors, employees, agents and representatives of DJS, its affiliates and each other person, if any, controlling DJS or any of its affiliates, will have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement and transactions described herein except for any such liability for losses, claims, damages or liabilities incurred by the Company that are finally judicially determined to have resulted from the bad faith or gross negligence of such individuals or entities. DJS will act under this Agreement as an independent contractor with duties to the Company.

11.	Right of First Refusal: Except as provided for below with regard to a “Strategic Transaction,” provided that DJS raises $10 million in gross proceeds actually received by the Company in a Transaction or series of Transactions, DJS will be given right of first refusal on all public and private financings during the nine (9) month period after the term has expired. Any decision by DJS to act in such capacity will be documented in a separate agreement or amendment hereto, which would include, among other things, customary fees, indemnification of DJS, the terms of any such financing, conditions precedent including due diligence, and current conditions, as well as customary representations and warranties. DJS’ right of first refusal shall not apply to the Company’s pursuit of a “Strategic Transaction” defined as: (i) the sale or other conveyance of a controlling interest in the Company to any person, or persons; (ii) a “change of control” transaction whether by way of sale, merger, reorganization, or otherwise, (iii) issuance of Securities to holders of securities outstanding as of the date hereof, including, without limitation, upon exchange of such outstanding securities for Securities or the reduction of the exercise or conversion price of such outstanding securities, and; (iv) issuance of Securities to strategic institutional investors that shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital.

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

12.	Confidentiality: Except as required by law, this Agreement and the services and advice to be provided by DJS hereunder, shall not be disclosed to third parties without DJS’s prior written permission. Notwithstanding, DJS shall be permitted to advertise the services it provided in connection with the Transaction subsequent to the consummation of the Transaction. Such expense shall not be reimbursable under paragraph 7 hereof.

13.	No Brokers: The Company represents and warrants to DJS that there are no brokers, representatives or other persons which have an interest in compensation due to DJS from any transaction contemplated herein or which would otherwise be due any fee, commission or remuneration upon consummation of any Transaction.

14.	Authorization: The Company and DJS represent and warrant that each has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

15.	Independent Contractor: The Company acknowledges that in performing its services, DJS is acting as an independent contractor, and not as a fiduciary, agent or otherwise, of the Company or any other person. The Company acknowledges that in performing its services hereunder, DJS shall act solely pursuant to a contractual relationship on an arm’s length basis (including in connection with determining the terms of any Transaction). Any review by DJS of the Company, the transactions contemplated hereby or other matters relating to such transactions has been and shall be performed solely for the benefit of DJS and shall not be on behalf of the Company. The Company agrees that it shall not claim that DJS owes a fiduciary duty to the Company in connection with such transaction or the process leading thereto. No one other than the Company is authorized to rely upon the engagement of DJS hereunder or any statements, advice, opinions or conduct by DJS. The Company further acknowledges that DJS may perform certain of the services described herein through one or more of its affiliates and any such affiliates shall be entitled to the benefit of this Agreement.

16.	Conflicts: The Company acknowledges that DJS and its affiliates may have and may continue to have investment banking and other relationships with parties other than the Company pursuant to which DJS may acquire information of interest to the Company. DJS shall have no obligation to disclose such information to the Company or to use such information in connection with any contemplated transaction.

17.	Anti-Money Laundering: To help the United States government fight the funding of terrorism and money laundering, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business. This means we must ask you for certain identifying information, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and such other information or documents that we consider appropriate to verify your identity, such as certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument.

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

18.	Costs and Attorneys’ Fees: If any action, suit, arbitration proceeding, or any other proceeding is instituted arising out of this Agreement, the prevailing party shall recover all of such party’s costs, including, without limitation, the court costs and attorneys’ fees incurred therein, including any and all appeals or petitions therefrom. As used herein, “attorneys’ fees” shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services. The parties agree that final, binding, non-appealable arbitration is the sole method of dispute resolution under this Agreement.

19.	Pre-Arbitration Informal Dispute Resolution and Arbitration:

Informal Dispute Resolution. The parties shall use good faith efforts to resolve any disputes that arise under this Agreement. In the event of a dispute, the party with a dispute shall provide written notice, by facsimile or email, of the dispute to the other party. Both parties shall meet in person or by conference call within fifteen (15) business days of the effective date of a notice of a dispute to resolve the issues in dispute. The effective date of the notice of a dispute is the date that the notice was faxed or e-mailed.

Arbitration. The Company and DJS agree that any dispute concerning this Agreement, including disputes as to arbitrability, that cannot be resolved by the Pre-Arbitration Informal Dispute Resolution meeting shall be resolved through final, binding, non-appealable arbitration, before a single, neutral arbitrator, at JAMS, in Boca Raton, Florida (the “Arbitrator”). Venue of all arbitration shall be JAMS Dispute Resolution Center, Boca Raton, Florida. The Parties initially shall split the costs of any arbitration proceeding fifty-fifty (50-50), but the arbitrator must award arbitration costs and attorneys’ fees to the prevailing party. Judgment on any arbitration award may be entered in any Court having jurisdiction. Any arbitration award shall be in United States Dollars and may be enforced in any jurisdiction in which the party against whom enforcement is sought maintains assets. The Arbitrator shall have no authority to award punitive, consequential, indirect, special, exemplary, or other damages not measured by the prevailing party’s actual compensatory damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF. The Parties agree that the arbitrator shall enforce the terms of this Agreement, including the indemnity and reimbursement provisions of this Agreement, and no bar order or any other Court order shall operate to extinguish DJS’s claims to indemnity and reimbursement. The Parties agree not to seek to avoid their indemnity and reimbursement obligations in any Court and that this Agreement shall be a complete defense to any such efforts. The Parties agree to limit their respective testimony at any arbitration hearing to three hours per side. This section provides the sole recourse for the settlement of any disputes arising out of, in connection with, or related to this Agreement.

20.	Miscellaneous: This Agreement constitutes the entire understanding and agreement between the Company and DJS with respect to the subject matter hereof and supersedes all prior understanding or agreements between the parties with respect thereto, whether oral or written, express or implied. Any amendments or modifications must be executed in writing by both parties. It is understood and agreed that DJS’s services hereunder will not include providing any tax, accounting, legal or regulatory advice or developing any tax strategies for the Company. This Agreement and all rights, liabilities and obligations hereunder shall be binding upon and inure to the benefit of each party’s successors but may be assigned without prior written approval of the other party. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument. The descriptive headings of the Paragraphs of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in anyway the meaning or interpretation of this Agreement.

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1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC

If all the foregoing is acceptable to you, please so indicate by signing in the space provided below and returning a signed copy of this letter to us for our records.

Dawson James Securities is delighted to accept this engagement and looks forward to working with you. Please confirm that the foregoing correctly sets forth our Agreement by returning one executed Agreement to our corporate office at 1 North Federal Highway, Boca Raton, FL 33432.

Very truly yours,

DAWSON JAMES SECURITIES, INC.

		BY:	/s/ Robert Keyser
Name: Mr. Robert Keyser
Title: CEO

ACCEPTED AND AGREED TO
AS OF THE ABOVE DATE:

REAL GOODS SOLAR, INC.

BY:	/s/ Dennis Lacey
Name: Mr. Dennis Lacey
Title: CEO

1 North Federal Highway • Suite 500 • Boca Raton, FL 33432 • Toll Free 866.928.0928 • Main 561.391.5555 • Fax 561.391.5757	www.dawsonjames.com
New York, NY • Columbia, MD, • Manasquan, NJ • Boca Raton, FL	Member FINRA/SIPC